Equity Bancshares, Inc.	EXHIBIT 99.1
PRESS RELEASE - 4/19/2018

Equity Bancshares, Inc. Announces Record Net Income for First Quarter 2018

Integrates Recent Oklahoma Markets of Ponca City, Newkirk and Tulsa;

Prepares for Completion of First National Bank of Liberal/Hugoton and Adams Dairy Bank Mergers

WICHITA, Kansas, April 19, 2018 (GLOBE NEWSWIRE) – Equity Bancshares, Inc. (NASDAQ: EQBK), (“Equity”, “we”, “us”, “our”), the Wichita-based holding company of Equity Bank, reported its unaudited results for the quarter ended March 31, 2018, including net income allocable to common stockholders for the quarter of $8.7 million, or $0.58 per diluted share.

Brad Elliott, Chairman and CEO of Equity, said, “We continue to focus on serving as a trusted community bank in our 40-plus bank offices in four states, while adding new communities to our footprint and new talented bankers to our team.  In the first quarter, our commercial, mortgage, treasury and retail sales teams worked diligently and effectively to spur organic growth in our markets, including our newest locations in Ponca City, Newkirk and Tulsa.  We’ve also added key positions throughout our operations, sales and management teams and we’ll continue to focus on organic growth for our customers and communities.”

Mr. Elliott continued, “Our new markets in Liberal, Hugoton and Blue Springs are tremendous cultural fits for our Company and we’ll continue to uphold their exemplary service and community focus in the future.  I am proud of each and every one of our Equity Bank operations, sales and service teams, who work swiftly, intelligently and with great purpose to fulfill our mission of offering sophisticated, customized banking solutions in a diverse group of markets, with an emphasis on local decision making.”

Notable Items:

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Income before taxes for the first quarter of 2018 was $11.2 million, or $0.75 per diluted share, compared to $6.9 million, or $0.57 per diluted share, for the same time period in 2017.  Income before taxes, adjusted to exclude merger expense, was a record $11.8 million, or $0.79 per diluted share, for the first quarter of 2018, compared to $7.8 million, or $0.65 per diluted share, for the first quarter of 2017.

-

Stated diluted earnings per share in the first quarter of 2018 was a record $0.58.  Merger expenses, adjusted for estimated income tax, were $412 thousand in the first quarter of 2018, or $0.03 per diluted share.

-

Net income allocable to common stockholders, adjusted for after-tax merger expense, was a record $9.1 million, or $0.61 per diluted share in the first quarter of 2018, compared to 2017 first quarter net income allocable to common stockholders, adjusted for after-tax merger expense, of $5.5 million, or $0.46 per diluted share.

Highlights of Equity’s growth include:

-	Total loans held for investment of $2.13 billion at March 31, 2018, as compared to total loans held for investment of $2.10 billion at December 31, 2017.
-

Total deposits were $2.37 billion at March 31, 2018, and $2.38 billion at December 31, 2017.  Signature Deposits, or core deposits comprised of checking accounts, savings accounts, and money market accounts, were $1.65 billion at March 31, 2018, compared to $1.61 billion at December 31, 2017.

-	Total assets of $3.18 billion at March 31, 2018, compared to $3.17 billion at December 31, 2017.
-	Book value per common share of $26.09 at March 31, 2018 and $25.62 at December 31, 2017. Tangible book value per common share of $18.22 at March 31, 2018 and $17.61 at December 31, 2017.

On March 27, 2018, Equity announced the regulatory and shareholder approvals of mergers with Kansas Bank Corporation (“KBC”), parent company of First National Bank of Liberal, Kansas, and Adams Dairy Bancshares, Inc. (“Adams”), parent company of Adams Dairy Bank in Blue Springs, Missouri.  Equity announced each merger on December 18, 2017, and the Company expects each transaction to close on May 4, 2018.  The mergers with KBC and Adams will be the sixth and seventh since the Company’s initial public offering in November 2015 and Equity will have completed 17 business combinations since 2003.

Equity Bancshares, Inc.	EXHIBIT 99.1
PRESS RELEASE - 4/19/2018

After the mergers, Equity will operate 48 bank locations in four states, adding five bank offices in Southwest Kansas, including four locations in Liberal and one in Hugoton.  Equity will also add Blue Springs, Missouri, to its Kansas City presence of six bank offices, with three locations in Lee’s Summit, Missouri, two offices in Overland Park, Kansas, and one location in Kansas City, Missouri.

Equity added to its executive leadership team in March 2018, announcing the hire of Craig Anderson as Executive Vice President and Chief Operating Officer and the hire of Craig Mayo as Executive Vice President and Chief Credit Officer.  Mr. Anderson oversees commercial banking divisions in Equity’s metropolitan markets of Kansas City, Tulsa and Wichita.  Anderson joined Equity after 31 years in various executive and leadership roles at UMB Bank in Kansas City, Missouri, where he most recently served as President of UMB’s Commercial Banking – Eastern Region.

Mr. Mayo oversees Equity’s credit administration and loan operations personnel, processes and decisions throughout Equity’s four-state footprint.  Mayo joins Equity after serving as Executive Vice President and Chief Credit Officer for Investors Community Bank in Manitowoc, Wisconsin.

Financial Results for Quarter Ended March 31, 2018

Net income allocable to common stockholders was $8.7 million for the three months ended March 31, 2018, as compared to $4.9 million for the three months ended March 31, 2017, an increase of $3.8 million or 79.1%.  Financial results reflect the merger with Prairie State Bancshares, Inc. (“Prairie”), beginning March 11, 2017, the merger with Eastman National Bancshares, Inc. (“Eastman”), beginning November 11, 2017, and the merger with Cache Holdings, Inc. (“Cache”), also beginning November 11, 2017.  The Prairie merger added three locations in western Kansas with total assets of $153.1 million; the Eastman merger added four branches in Ponca City and Newkirk, Oklahoma with total assets of $259.7 million; and the Cache merger added one Tulsa, Oklahoma location with total assets of $324.6 million. During the three months ended March 31, 2018, there was $531 thousand ($412 thousand after-tax) of merger expense related to the Eastman, Cache, Adams and KBC mergers.

Diluted earnings per share were $0.58 for the three months ended March 31, 2018, as compared to $0.40 for the comparable period of 2017.  Weighted average fully diluted shares were 14,894,180 and 12,081,292 for the three months ended March 31, 2018 and 2017.  The increase in weighted average fully diluted shares reflects the issuance of 479,465 shares in connection with Equity’s March 2017 merger with Prairie and issuance of 1,179,747 and 1,190,941 shares in connection with Equity’s November 2017 mergers with Eastman and Cache.

Net interest income was $27.8 million for the three months ended March 31, 2018 as compared to $19.9 million for the three months ended March 31, 2017, a $7.9 million or 39.7% increase. The increase in net interest income was primarily driven by growth in loan and securities balances, partially offset by an increase in interest expense as we funded additional earning assets with more deposits and borrowings at higher rates.

Our net interest margin was 3.91% for the three months ended March 31, 2018 as compared to 3.96% for the three months ended March 31, 2017.  The decrease in net interest margin was primarily due to a 29 basis point increase in our cost of interest-bearing liabilities partially offset by an 18 basis point increase in yield on interest-earning assets.

The provision for loan losses was $1.2 million for the three months ended March 31, 2018 as compared to $1.1 million for the three months ended March 31, 2017.  Net loan charge-offs for the three months ended March 31, 2018, came to $352 thousand compared to net charge-offs of $479 thousand for the same period in 2017.

Total non-interest income rose to $4.3 million for the three months ended March 31, 2018, versus $3.3 million for the three months ended March 31, 2017. Increases in service charges and fees and in debit card income are principally attributable to the addition of accounts and higher transaction volumes associated with the Prairie, Eastman and Cache mergers.

Equity Bancshares, Inc.	EXHIBIT 99.1
PRESS RELEASE - 4/19/2018

Total non-interest expense was $19.6 million for the quarter ended March 31, 2018, compared to $15.2 million for the three months ended March 31, 2017.  These results reflect the effect of the March 2017 addition of three locations in western Kansas, the November 2017 additions of five locations in northern Oklahoma, as well as additional lending, customer service, corporate and operations staff indirectly attributable to mergers and organic growth. Non-interest expense also includes merger expenses of $531 thousand for the quarter ended March 31, 2018.  Prairie merger expenses for the three months ended March 31, 2017, totaled $926 thousand.

Equity’s effective tax rate for the three-month period ended March 31, 2018, was 22.5% as compared to 29.6% for the comparable period ended March 31, 2017.  On December 22, 2017, the Tax Cuts and Jobs Act (“Tax Reform”) was enacted, which reduced the U.S. Federal statutory income tax rate from the 35% applicable in 2017 to 21% in 2018.  This rate reduction reduced Equity’s estimated annual effective tax rate by approximately 11 percentage points in 2018.  Partially offsetting the benefit of the rate reduction was a decrease in excess tax benefits associated with the exercise of stock options recorded during the quarter ended March 31, 2018, as compared to the prior year first quarter.  Excess tax benefits were $6 thousand in the first quarter of 2018, down $201 thousand from the excess tax benefits recorded in the first quarter of 2017.

Loans, Deposits and Total Assets

Loans held for investment were $2.13 billion at March 31, 2018, compared to $2.10 billion at December 31, 2017, an increase of $22.0 million.

As of March 31, 2018, Equity’s allowance for loan losses to total loans was 0.44%, compared to 0.40% at December 31, 2017.  Total reserves, including purchase discounts, to total loans were approximately 1.19% as of March 31, 2018, compared to 1.21% at December 31, 2017.  Nonperforming assets of $42.4 million as of March 31, 2018, were 1.33% of total assets.  Nonperforming assets at December 31, 2017, were $48.2 million or 1.52% of total assets.

Total deposits were $2.37 billion at March 31, 2018, as compared to $2.38 billion at December 31, 2017.  Total deposits decreased $13.7 million between December 31, 2017, and March 31, 2018.  Signature Deposits were $1.65 billion at March 31, 2018, as compared to $1.61 billion at December 31, 2017.

At March 31, 2018, Equity had consolidated total assets of $3.18 billion, compared to $3.17 billion at December 31, 2017, an increase of $5.6 million.

Capital and Borrowings

In connection with the Prairie merger, Equity issued 479,465 shares valued at $31.79 per share, Equity’s closing price on March 10, 2017.  Net of $329 thousand of stock issuance costs, the Prairie merger added $14.9 million to stockholders’ equity. Related to the Eastman and Cache mergers, Equity issued 1,179,747 and 1,190,941 shares, in each case, valued at $33.15 per share, Equity’s closing price on November 10, 2017.  Net of $299 thousand of stock issuance costs, the Eastman merger added $38.8 million to stockholders’ equity while the Cache merger added $39.2 million to stockholders’ equity, net of $252 thousand of stock issuance costs.

At March 31, 2018, common stockholders’ equity totaled $381.5 million, $26.09 per common share, compared to $374.1 million, $25.62 per common share, at December 31, 2017.  Tangible common equity was $266.5 million and tangible book value per common share was $18.22 at March 31, 2018. Tangible common equity was $257.2 million and tangible book value per common share was $17.61 at December 31, 2017.  The ratio of common equity tier 1 capital to risk-weighted assets was approximately 11.80% and the total capital to risk-weighted assets was approximately 12.81% at March 31, 2018.

Equity Bancshares, Inc.	EXHIBIT 99.1
PRESS RELEASE - 4/19/2018

Non-GAAP Financial Measures

This press release includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of non-GAAP financial measures to GAAP financial measures are provided at the end of this press release.

Conference Call and Webcast

Equity Chairman and Chief Executive Officer, Brad Elliott, and Chief Financial Officer, Greg Kossover, will hold a conference call and webcast to discuss first quarter 2018 results on Friday, April 20, 2018 at 9 a.m. central time.

Investors, news media and other participants should register for the call or audio webcast at investor.equitybank.com. On Friday, April 20, 2018, participants may dial into the call toll-free at (844) 534-7311 from anywhere in the U.S. or (574) 990-1419 internationally, using conference ID no. 7479776.

Participants are encouraged to dial into the call or access the webcast approximately 10 minutes prior to the start time.  Presentation slides to pair with the call or webcast will be posted one hour prior to the call at investor.equitybank.com.

A replay of the call and webcast will be available two hours following the close of the call until April 27, 2018, accessible at (855) 859-2056 with conference ID no. 7479776 at investor.equitybank.com.

About Equity Bancshares, Inc.

Equity Bancshares, Inc. is the holding company for Equity Bank, offering a full range of financial solutions, including commercial loans, consumer banking, mortgage loans and treasury management services. As of March 31, 2018, Equity had $3.18 billion in consolidated total assets, with 42 locations throughout Kansas, Missouri, Arkansas and Oklahoma, including corporate headquarters in Wichita, a bank in Tulsa and bank locations throughout the Kansas City metropolitan area. Learn more at www.equitybank.com.

Equity seeks to provide an enhanced banking experience for customers by providing a suite of sophisticated banking products and services tailored to their needs, while delivering the high-quality, relationship-based customer service of a community bank. Equity’s common stock is traded on the NASDAQ Global Select Market under the symbol “EQBK.”

Special Note Concerning Forward-Looking Statements

This press release contains “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature.  These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.  Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive.

Equity Bancshares, Inc.	EXHIBIT 99.1
PRESS RELEASE - 4/19/2018

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2018 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Important Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of Equity and each of KBC and Adams, Equity filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) with respect to each of the proposed mergers. Each registration statement included a proxy statement of KBC, and a proxy statement of Adams, respectively, and constitutes a prospectus of Equity, which KBC and Adams sent to their respective shareholders. Investors and shareholders are advised to read the proxy statement/prospectus because it contains important information about Equity, KBC and Adams and the proposed transactions.

This document and other documents relating to the merger filed by Equity can be obtained free of charge from the SEC's website at www.sec.gov. These documents also can be obtained free of charge by accessing Equity's website at www.equitybank.com under the tab “Investor Relations” and then under “Financials.” Alternatively, these documents can be obtained free of charge from Equity by directing a request to Equity Bancshares, Inc., 7701 East Kellogg, Wichita, Kansas 67207, Attention: Jacob Willis, Investor Relations Officer, Telephone: (316) 779-1675; or to Kansas Bank Corporation, 1700 North Lincoln Avenue, Liberal, Kansas 67901, Attention: Tina Call, President & CEO, Telephone: (620) 624-1971; or to Adams Dairy Bancshares, Inc. 651 NE Coronado Drive, Blue Springs, Missouri, 64014, Attention: David Charles Chinnery, Chairman & CEO, Telephone: (816) 655-3333.

Participants in the Transactions

Equity, KBC, Adams, and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the respective shareholders of KBC or Adams in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, was included in the proxy statement/prospectus regarding each of the proposed transactions. Additional information about Equity and its directors and officers may be found in the definitive proxy statement of Equity relating to its 2018 Annual Meeting of Stockholders filed with the SEC on March 21, 2018 and Equity's annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 16, 2018. The definitive proxy statement and annual report can be obtained free of charge from the SEC's website at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute an offer to sell, a solicitation of an offer to sell, or the solicitation or an offer to buy any securities. There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirement of Section 10 of the Securities Act of 1933, as amended.

Equity Bancshares, Inc.	EXHIBIT 99.1
PRESS RELEASE - 4/19/2018

Unaudited Financial Tables

•	Table 1. Selected Financial Highlights
•	Table 2. Consolidated Balance Sheets
•	Table 3. Consolidated Statements of Income
•	Table 4. Non-GAAP Financial Measures

Equity Bancshares, Inc.	EXHIBIT 99.1
PRESS RELEASE - 4/19/2018

TABLE 1. SELECTED FINANCIAL HIGHLIGHTS (Unaudited)

(Dollars in thousands, except per share data)

	As of and for the three months ended
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Statement of Income Data
Net interest income	$27,787	$24,589	$20,321	$21,199	$19,893
Provision for loan losses	1,170	503	727	628	1,095
Net gain (loss) from securities transactions	(8)	—	175	83	13
Total non-interest income	4,251	4,104	4,035	3,962	3,339
Merger expenses	531	3,267	1,023	136	926
Total non-interest expense	19,627	20,718	16,388	15,131	15,226
Income before income taxes	11,241	7,472	7,241	9,402	6,911
Provision for income taxes	2,530	3,198	2,084	3,048	2,047
Net income	8,711	4,274	5,157	6,354	4,864
Net income allocable to common stockholders	8,711	4,274	5,157	6,354	4,864
Basic earnings per share	0.60	0.32	0.42	0.52	0.41
Diluted earnings per share	0.58	0.31	0.41	0.51	0.40

Balance Sheet Data (at period end)
Securities available-for-sale	$174,717	$162,272	$81,116	$92,435	$103,178
Securities held-to-maturity	522,021	535,462	528,944	532,159	519,239
Gross loans held for investment	2,125,324	2,103,279	1,540,761	1,529,396	1,518,576
Allowance for loan losses	9,316	8,498	7,969	7,568	7,048
Intangible assets, net	115,032	116,922	71,353	71,608	71,790
Total assets	3,176,062	3,170,509	2,405,426	2,408,624	2,399,256
Total deposits	2,368,297	2,382,013	1,868,493	1,819,677	1,821,090
Non-time deposits	1,647,105	1,605,514	1,223,244	1,163,904	1,199,266
Borrowings	414,415	401,652	235,098	292,302	288,521
Total liabilities	2,794,575	2,796,365	2,113,591	2,122,566	2,120,050
Total stockholders’ equity	381,487	374,144	291,835	286,058	279,206
Tangible common equity*	266,455	257,222	220,482	214,450	207,416

Selected Average Balance Sheet Data (quarterly average)
Total gross loans receivable	$2,122,973	$1,850,045	$1,528,658	$1,519,289	$1,403,076
Investment securities	699,055	669,220	621,055	613,914	580,467
Interest-earning assets	2,883,960	2,573,043	2,192,275	2,175,517	2,036,177
Total assets	3,169,131	2,820,548	2,402,599	2,382,886	2,236,252
Interest-bearing deposits	2,043,784	1,821,850	1,584,618	1,539,763	1,458,107
Borrowings	389,120	330,651	266,392	309,588	289,074
Total interest-bearing liabilities	2,432,904	2,152,501	1,851,010	1,849,351	1,747,181
Total deposits	2,390,648	2,140,490	1,837,726	1,781,181	1,673,249
Total liabilities	2,791,236	2,483,029	2,113,592	2,099,699	1,971,516
Total stockholders’ equity	377,895	337,519	289,007	283,187	264,736
Tangible common equity*	261,261	240,899	217,542	211,467	199,551

Performance ratios
Return on average assets (ROAA) annualized	1.11%	0.60%	0.85%	1.07%	0.88%
Return on average equity (ROAE) annualized	9.35%	5.02%	7.08%	9.00%	7.45%
Return on average tangible common equity (ROATCE) annualized*	14.05%	7.41%	9.71%	12.36%	10.17%
Yield on loans annualized	5.55%	5.40%	5.30%	5.45%	5.61%
Cost of interest-bearing deposits annualized	0.94%	0.87%	0.82%	0.75%	0.72%
Cost of total deposits annualized	0.80%	0.74%	0.71%	0.65%	0.62%
Net interest margin annualized	3.91%	3.79%	3.68%	3.91%	3.96%
Efficiency ratio*	59.59%	60.82%	63.54%	59.79%	61.59%
Non-interest income / average assets	0.54%	0.58%	0.67%	0.67%	0.61%
Non-interest expense / average assets	2.51%	2.91%	2.71%	2.55%	2.76%

Capital Ratios
Tier 1 Leverage Ratio	9.45%	10.33%	10.32%	10.15%	10.52%
Common Equity Tier 1 Capital Ratio	11.80%	11.56%	13.33%	13.07%	12.72%
Tier 1 Risk Based Capital Ratio	12.41%	12.17%	14.15%	13.89%	13.54%
Total Risk Based Capital Ratio	12.81%	12.54%	14.62%	14.34%	13.96%
Total stockholders’ equity to total assets	12.01%	11.80%	12.13%	11.88%	11.64%
Tangible common equity to tangible assets*	8.70%	8.42%	9.45%	9.18%	8.91%
Book value per share	$26.09	$25.62	$23.86	$23.44	$22.88
Tangible common book value per share*	$18.22	$17.61	$18.03	$17.57	$17.00
Tangible book value per diluted common share*	$17.85	$17.29	$17.64	$17.24	$16.66

* The value noted is considered a Non-GAAP financial measure.  For a reconciliation of Non-GAAP financial measures, see Table 4. Non-GAAP Financial Measures.

Equity Bancshares, Inc.	EXHIBIT 99.1
PRESS RELEASE - 4/19/2018

TABLE 2. CONSOLIDATED BALANCE SHEETS (Unaudited)

(Dollars in thousands)

	March 31, 2018	December 31, 2017
ASSETS
Cash and due from banks	$42,526	$48,034
Federal funds sold	620	4,161

Cash and cash equivalents	43,146	52,195

Interest-bearing time deposits in other banks	3,496	3,496
Available-for-sale securities	174,717	162,272
Held-to-maturity securities, fair value of $511,138 and $532,744	522,021	535,462
Loans held for sale	11,112	16,344
Loans, net of allowance for loan losses of $9,316 and $8,498	2,116,008	2,094,781
Other real estate owned, net	7,090	7,907
Premises and equipment, net	62,572	63,449
Bank-owned life insurance	68,690	68,384
Federal Reserve Bank and Federal Home Loan Bank stock	25,437	24,373
Interest receivable	12,450	12,371
Goodwill	103,412	104,907
Core deposit intangible, net	10,355	10,738
Other	15,556	13,830

Total assets	$3,176,062	$3,170,509

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand	$362,786	$366,530

Total non-interest-bearing deposits	362,786	366,530

Savings, NOW and money market	1,284,319	1,238,984
Time	721,192	776,499

Total interest-bearing deposits	2,005,511	2,015,483

Total deposits	2,368,297	2,382,013

Federal funds purchased and retail repurchase agreements	42,101	37,492
Federal Home Loan Bank advances	355,836	347,692
Bank stock loan	2,438	2,500
Subordinated debentures	14,040	13,968
Contractual obligations	1,966	1,967
Interest payable and other liabilities	9,897	10,733
Total liabilities	2,794,575	2,796,365

Stockholders’ equity
Common stock	161	161
Additional paid-in capital	332,075	331,339
Retained earnings	74,212	65,512
Accumulated other comprehensive loss	(5,185)	(3,092)
Employee stock loans	(121)	(121)
Treasury stock	(19,655)	(19,655)
Total stockholders’ equity	381,487	374,144
Total liabilities and stockholders’ equity	$3,176,062	$3,170,509

Equity Bancshares, Inc.	EXHIBIT 99.1
PRESS RELEASE - 4/19/2018

TABLE 3. CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(Dollars in thousands, except per share data)
	Three Months Ended March 31,
	2018	2017
Interest and dividend income
Loans, including fees	$29,048	$19,400
Securities, taxable	3,723	2,724
Securities, nontaxable	879	785
Federal funds sold and other	473	306

Total interest and dividend income	34,123	23,215

Interest expense
Deposits	4,718	2,576
Federal funds purchased and retail repurchase agreements	23	12
Federal Home Loan Bank advances	1,299	502
Bank stock loan	27	—
Subordinated debentures	269	232

Total interest expense	6,336	3,322

Net interest income	27,787	19,893
Provision for loan losses	1,170	1,095

Net interest income after provision for loan losses	26,617	18,798
Non-interest income
Service charges and fees	1,580	1,182
Debit card income	1,253	1,005
Mortgage banking	313	485
Increase in value of bank owned life insurance	652	355
Net gain (loss) from securities transactions	(8)	13
Other	461	299

Total non-interest income	4,251	3,339

Non-interest expense
Salaries and employee benefits	10,891	7,806
Net occupancy and equipment	1,802	1,499
Data processing	1,674	1,161
Professional fees	715	516
Advertising and business development	619	518
Telecommunications	369	361
FDIC insurance	244	106
Courier and postage	255	226
Free nation-wide ATM cost	292	212
Amortization of core deposit intangible	384	209
Loan expense	346	177
Other real estate owned	268	205
Merger expenses	531	926
Other	1,237	1,304

Total non-interest expense	19,627	15,226

Income before income taxes	11,241	6,911
Provision for income taxes	2,530	2,047

Net income	$8,711	$4,864

Net income allocable to common stockholders	$8,711	$4,864

Basic earnings per share	$0.60	$0.41

Diluted earnings per share	$0.58	$0.40

Equity Bancshares, Inc.	EXHIBIT 99.1
PRESS RELEASE - 4/19/2018

TABLE 4. Non-GAAP Financial Measures (Unaudited)

(Dollars in thousands, except per share data)

	As of and for the three months ended
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Total stockholders’ equity	$381,487	$374,144	$291,835	$286,058	$279,206
Less: goodwill	103,412	104,907	64,587	64,587	64,521
Less: core deposit intangibles, net	10,355	10,738	5,476	5,719	5,954
Less: mortgage servicing asset, net	16	17	19	20	22
Less: naming rights, net	1,249	1,260	1,271	1,282	1,293

Tangible common equity	$266,455	$257,222	$220,482	$214,450	$207,416

Common shares outstanding at period end	14,621,258	14,605,607	12,230,319	12,206,319	12,202,237

Diluted common shares outstanding at period end	14,923,798	14,873,257	12,501,484	12,441,429	12,450,315

Book value per common share	$26.09	$25.62	$23.86	$23.44	$22.88

Tangible book value per common share	$18.22	$17.61	$18.03	$17.57	$17.00

Tangible book value per diluted common share	$17.85	$17.29	$ 17.64	$17.24	$16.66

Total assets	$3,176,062	$3,170,509	$2,405,426	$2,408,624	$2,399,256
Less: goodwill	103,412	104,907	64,587	64,587	64,521
Less: core deposit intangibles, net	10,355	10,738	5,476	5,719	5,954
Less: mortgage servicing asset, net	16	17	19	20	22
Less: naming rights, net	1,249	1,260	1,271	1,282	1,293

Tangible assets	$3,061,030	$3,053,587	$2,334,073	$2,337,016	$2,327,466

Total stockholders’ equity to total assets	12.01%	11.80%	12.13%	11.88%	11.64%

Tangible common equity to tangible assets	8.70%	8.42%	9.45%	9.18%	8.91%

Total average stockholders’ equity	$377,895	$337,519	$289,007	$283,187	$264,736
Less: average intangible assets	116,634	96,620	71,465	71,720	65,185

Average tangible common equity	$261,261	$240,899	$217,542	$211,467	$199,551

Net income allocable to common stockholders	$8,711	$4,274	$5,157	$6,354	$4,864
Amortization of intangible assets	525	349	256	247	218
Less: tax effect of intangible assets amortization	184	122	90	86	76

Adjusted net income allocable to common stockholders	$9,052	$4,501	$5,323	$6,515	$5,006

Return on total average stockholders’ equity (ROAE) annualized	9.35%	5.02%	7.08%	9.00%	7.45%

Return on average tangible common equity (ROATCE) annualized	14.05%	7.41%	9.71%	12.36%	10.17%

Non-interest expense	$19,627	$20,718	$16,388	$15,131	$15,226
Less: merger expenses	531	3,267	1,023	136	926

Non-interest expense, excluding merger expenses	$19,096	$17,451	$15,365	$14,995	$14,300

Net interest income	$27,787	$24,589	$20,321	$21,199	$19,893

Non-interest income	$4,251	$4,104	$4,035	$3,962	$3,339
Less: net gain (loss) from securities transactions	(8)	—	175	83	13

Non-interest income, excluding net gains (losses) on security transactions	$4,259	$4,104	$3,860	$3,879	$3,326

Net interest income plus non-interest income, excluding net gains (losses) on security transactions	$32,046	$28,693	$24,181	$25,078	$23,219
Non-interest expense to net interest income plus non-interest income	61.26%	72.21%	67.29%	60.14%	65.54%

Efficiency ratio	59.59%	60.82%	63.54%	59.79%	61.59%

Equity Bancshares, Inc.	EXHIBIT 99.1
PRESS RELEASE - 4/19/2018

Investor Contact:

Jacob Willis

Investor Relations Officer

316-779-1675

jwillis@equitybank.com

investor.equitybank.com

Media Contact:

John Hanley

SVP, Director of Marketing

816-505-4063

jhanley@equitybank.com